

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Amit Tandon
President
Emerging Growth Acquisitions I, Inc.
250 Park Avenue, 7th Floor
New York, New York 10177

      Re: Emerging Growth Acquisitions I, Inc.
              Registration Statement on Form 10-12G
              Filed September 24, 2010
              File No. 000-54130

Dear Mr. Tandon:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Amanda Ravitz
                    Assistant Director

cc (via facsimile):   Gregg E. Jaclin – Anslow & Jaclin, LLP